S 05040127 MISSION

VF 4-13-05

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-65903 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Capital Group Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12340 El Camino Real, Suite 400
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Johan Sea (858) 677-5900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Ave, Ste 2000 (Address) Los Angeles (City) CA (State) 90071-1568 (Zip Code)

PROCESSED
APR 29 2005
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
07

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Mark Brandenberger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Capital Group Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAWN M. STOUT
Commission # 1553275
Notary Public - California
San Diego County
My Comm. Expires Feb 17, 2009

Notary Public

Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG



# RETIREMENT CAPITAL GROUP SECURITIES, INC.

(A Wholly Owned Subsidiary of
Retirement Capital Group, Inc.)

Financial Statements and Schedules

December 31, 2004

(With Independent Auditors' Report Thereon)

KPMG

**KPMG LLP**
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568



## Independent Auditors' Report

The Board of Directors
Retirement Capital Group Securities, Inc.:

We have audited the accompanying statement of financial condition of Retirement Capital Group Securities, Inc. (the Company), a wholly owned subsidiary of Retirement Capital Group, Inc., as of December 31, 2004 and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Capital Group Securities, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
February 25, 2005

**RETIREMENT CAPITAL GROUP SECURITIES, INC.**
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Financial Condition

December 31, 2004

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 72,020 |
| Accounts receivable | | 39,860 |
| Prepaid expenses | | 24,021 |
| Total assets | $ | 135,901 |
| **Liabilities and Shareholder's Equity** | | |
| Accrued expenses | $ | 22,600 |
| Amount due to affiliate (see note 4) | | 38,788 |
| Commissions payable | | 37,867 |
| Total liabilities | | 99,255 |
| Shareholder's equity (note 2): | | |
| Common stock, no par value, $7.50 stated value. Authorized 10,000 shares; issued and outstanding 10,000 shares | | 108,645 |
| Accumulated deficit | | (71,999) |
| Total shareholder's equity | | 36,646 |
| | $ | 135,901 |

See accompanying notes to financial statements.

**RETIREMENT CAPITAL GROUP SECURITIES, INC.**
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Operations

Year ended December 31, 2004

| | | |
|---|---|---|
| Revenue: | | |
| Commission income (note 4) | $ | 2,527,302 |
| Interest income | | 285 |
| Other income | | 1,518 |
| | | 2,529,105 |
| Expenses: | | |
| Commission expense | | 2,281,444 |
| License and fees | | 23,996 |
| Professional fees | | 28,529 |
| Employee related | | 32,789 |
| Rent | | 6,300 |
| Office | | 6,000 |
| Miscellaneous | | 993 |
| Total expenses | | 2,380,051 |
| Income before provision for income taxes | | 149,054 |
| Provision for income taxes | | 33,645 |
| Net income | $ | 115,409 |

See accompanying notes to financial statements.

**RETIREMENT CAPITAL GROUP SECURITIES, INC.**
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Shareholder's Equity

Year ended December 31, 2004

| | | Common stock | Accumulated deficit | Total shareholder's equity |
|---|---|---|---|---|
| Balance at December 31, 2003 | $ | 75,000 | (37,408) | 37,592 |
| Net income | | — | 115,409 | 115,409 |
| Deemed capital contribution | | 33,645 | — | 33,645 |
| Dividend to Parent | | — | (150,000) | (150,000) |
| Balance at December 31, 2004 | $ | 108,645 | (71,999) | 36,646 |

See accompanying notes to financial statements.

**RETIREMENT CAPITAL GROUP SECURITIES, INC.**
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Cash Flows

Year ended December 31, 2004

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 115,409 |
| Income tax provision – not payable because of tax sharing agreement (deemed capital contribution – noncash) | | 33,645 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase in accounts receivable | | (39,860) |
| Increase in prepaid expenses | | (21,967) |
| Increase in accrued expenses | | 7,600 |
| Increase in amount due to affiliate | | 38,789 |
| Increase in commissions payable | | 37,867 |
| Net cash provided by operating activities | | 171,483 |
| Cash flows from investing activities: | | |
| Dividend to Parent | | (150,000) |
| Net increase in cash | | 21,483 |
| Cash at beginning of year | | 50,537 |
| Cash at end of year | $ | 72,020 |

See accompanying notes to financial statements.

**RETIREMENT CAPITAL GROUP SECURITIES, INC.**
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Notes to Financial Statements

December 31, 2004

## (1) General Information and Accounting Policies and Practices

### *(a) General*

Retirement Capital Group Securities, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in December 2002, was capitalized in April 2003, and is a wholly owned subsidiary of Retirement Capital Group, Inc. (Parent). The Company received NASD approval in July 2003.

The Company has selling agreements with insurance companies and mutual fund companies to distribute mutual funds, variable annuities, variable life insurance, public limited partnerships, and private placements.

The Company also has commission sharing agreements with other broker-dealers whereby certain registered representatives of the Company work in conjunction with registered representatives of other broker-dealers in presenting, offering, and selling securities. The Company and other broker-dealers share fees and commissions arriving from the sale of such securities.

### *(b) Basis of Accounting*

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

### *(c) Income taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

### *(d) Revenue Recognition*

Commission income is recognized when the insurance products have been underwritten, the policies have been issued, and the premiums are paid to the insurance carriers. While commission revenue is subject to chargeback, the Company's experience has been that no commission revenue has been charged back. Accordingly, the Company currently does not maintain a chargeback allowance.

### *(e) Use of Estimates*

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

## (2) Net Capital

The Company's ratio of aggregate indebtedness to net capital was 934% at December 31, 2004. Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," as defined. As of December 31, 2004, the Company had "net capital" of $10,632, which exceeded the amount required.

## (3) Income Taxes

Significant components of the provision for income taxes for the year ended December 31, 2004 are as follows:

| | | |
|---|---|---|
| Federal income taxes: | | |
| Current | $ | 22,410 |
| Deferred | | — |
| Total federal income taxes | | 22,410 |
| State and local income taxes: | | |
| Current | | 11,235 |
| Deferred | | — |
| Total state and local income taxes | | 11,235 |
| Total income tax provision | $ | 33,645 |

The Company's effective income tax rate differs from the federal statutory rate as follows:

| | |
|---|---|
| Federal statutory rate | 34.0% |
| State and local taxes, net of federal benefit | 5.0 |
| Benefit of lower tax bracket | (7.9) |
| Change in valuation allowance | (7.5) |
| Other | (1.0) |
| Effective rate | 22.6% |

As of December 31, 2004, the Company did not have deferred tax assets, and therefore, an analysis of the realizability of deferred tax assets was not performed, and the consideration of a valuation allowance was not deemed necessary. During the year ended December 31, 2004, the Company utilized a net operating loss carryforward of $12,919 and accordingly reduced its January 1, 2004 valuation allowance by the same amount.



(Continued)

A separate-return method that allocates current and deferred taxes to members of the consolidated group by applying the provisions of FASB Statement No. 109, *Accounting for Income Taxes*, to each member as if it were a separate taxpayer was utilized. However, the Company's tax sharing arrangement with the Parent and affiliates does not meet the criteria established in Statement 109 for financial reporting purposes. The differences arising between the amounts reported in the financial statements and the amounts actually payable or receivable under the tax sharing agreement are reported as capital contributions in the separate financial statements of the Company. At December 31, 2004, the Company had tax-related capital contributions from affiliates of $33,465.

## (4) Related Party Transactions

The Company earned commissions from its Parent and affiliates of its Parent in the amount of $2,527,302 for the year ended December 31, 2004.

The Company's affiliate incurs certain expenses on behalf of the Company and provides administrative services for the Company. The affiliate allocates these expenses to the Company based on various cost drivers. During 2004, the Company was allocated $32,789 for employee-related expenses and $6,000 for office expenses. The Company also paid $6,300 in 2004 for direct rent expense.

At December 31, 2004, the Company had a $39,860 receivable from the affiliate as a result of commission payments to the affiliate not yet transferred to the Company. The Company had a corresponding payable to the affiliate of $11,360.

During 2004, the Company has paid commission amounting to $24,048 to one of the officers of the Parent.

## (5) Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at December 31, 2004.

**Schedule 1**

**RETIREMENT CAPITAL GROUP SECURITIES, INC.**
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Year ended December 31, 2004

| | | |
|---|---|---|
| Shareholder's equity, December 31, 2004 | $ | 36,646 |
| Less nonallowable assets: | | |
| Prepaid expenses | | (26,014) |
| Net capital | $ | 10,632 |
| Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness) | $ | 6,617 |
| Excess net capital | | 4,015 |
| Excess net capital at 1,000% | | 707 |
| Aggregate indebtedness | | 99,255 |
| Ratio of aggregate indebtedness to net capital | | 934% |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004): | | |
| Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report | $ | 60,467 |
| Audit adjustment to record additional expenses paid by affiliate | | 38,788 |
| Aggregate indebtedness – per above | $ | 99,255 |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 51,413 |
| NASD adjustment to nonallowable assets | | (1,993) |
| Audit adjustment to record additional expenses paid by affiliate | | (38,788) |
| Net capital – per above | $ | 10,632 |

See accompanying independent auditors' report.

Schedule 2

**RETIREMENT CAPITAL GROUP SECURITIES, INC.**

(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2004

The Company does not carry customer accounts; therefore; it is not required to compute reserve requirements in Part IIA of Form X-17a-5.

See accompanying independent auditors' report.

**RETIREMENT CAPITAL GROUP SECURITIES, INC.**
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

| | Market value | Number of items |
|---|---|---|
| Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2004 (for which instructions to reduce to possession or control had been issued as of December 31, 2004) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 | None | None |
| Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3 | None | None |

See accompanying independent auditors' report.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

# Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Retirement Capital Group Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Retirement Capital Group Securities, Inc. (a wholly owned subsidiary of Retirement Capital Group, Inc.) (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making quarterly securities examinations, counts, verifications, and comparisons, (ii) recordation of differences required by Rule 17a-13, (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; or (iv) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Los Angeles, California
February 25, 2005